ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

Elizabeth Madsen (312) 845-1381 elizabeth.madsen@ropesgray.com

April 14, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Elena Stojic

Re:
Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818) (“WCM”) and The Merger Fund (Registration Nos. 002-76969 and 811-03445) (“TMF”, and together with WCM, each a “Trust” and together, the “Trusts”)

Dear Ms. Stojic,

On April 5, 2021, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Elizabeth Madsen of Ropes & Gray LLP, counsel to the Trusts, regarding (i) WCM’s Post-Effective Amendment No. 20 (“PEA No. 20”) to its Registration Statement on Form N-1A, and (ii) TMF’s Post-Effective Amendment No. 68 (“PEA No. 68”, and together with PEA No. 20, collectively, the “PEAs”) to its Registration Statement on Form N-1A.  The PEAs were filed in connection with the annual update of each Trust’s Registration Statement on Form N-1A for all series of each Trust (each, a “Fund” and together, the “Funds”).  The Trusts appreciate this opportunity to respond to the Staff’s comments.  The Staff’s comments and the Trusts’ responses are set forth below. We note that additional comments were provided on the PEAs by the Staff on March 29, 2021 and that those comments are addressed in a second correspondence filing made on April 8, 2021. Unless otherwise indicated herein, (i) capitalized terms used but not defined herein shall have the meanings ascribed to them in the PEAs, and (ii) each comment relates to each Fund and to both PEAs.

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Prospectus

Fees and Other Expenses of the Fund

1.	Comment: Please provide a completed fee table for each Fund in the correspondence filing.

Response: We have included completed fee tables for each Fund below:

The Merger Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)	None	None
Redemption Fee (as a percentage of amount redeemed)	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		Investor Class		Institutional Class
Management Fees		1.00%		1.00%
Distribution and/or Service (12b-1) Fees		0.25%		N/A
Total Other Expenses		0.26%		0.22%

Dividends and Interest on Short Positions and Borrowing Expense on Securities Sold Short	0.02%		0.02%

Remaining Other Expenses	0.24%		0.20%

Acquired Fund Fees and Expenses(1)		0.05%		0.05%
Total Annual Fund Operating Expenses Before Fee Waiver(2)		1.56%		1.27%
Fee Waiver(2)		(0.02)%		(0.02)%
Total Annual Fund Operating Expenses After Fee Waiver(2)		1.54%		1.25%

(1) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

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(2) The Fund’s contractual management fee rate is 1.00% of the Fund’s average daily net assets. The Adviser has contractually agreed to waive its management fee so that the management fee will be: (i) 1.00% of the first $2 billion in average daily net assets of the Fund; and (ii) 0.93% of the average daily net assets of the Fund above $2 billion. This fee waiver arrangement will apply until April 30, 2022, unless it is terminated at an earlier time by the Fund’s Board of Trustees. The information presented regarding the fee waiver may not correlate to the amounts shown in the Fund's financial highlights because the financial highlights reflect a different management fee waiver that was in place for the prior fiscal year.

WCM Alternatives: Event-Driven Fund

Shareholder Fees
(fees paid directly from your investment)
	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)	None	None
Redemption Fee (as a percentage of amount redeemed)	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		Investor Class		Institutional Class
Management Fees		1.25%		1.25%
Distribution and/or Service (12b-1) Fees		0.25%		N/A

Total Other Expenses		0.49%		0.49%
Dividends and Interest on Short Positions and Borrowing Expense on Securities Sold Short	0.17%		0.17%

Remaining Other Expenses(1)	0.32%		0.32%

Acquired Fund Fees and Expenses(2)		0.06%		0.06%
Total Annual Fund Operating Expenses Before Expense Waiver and Reimbursement(3)		2.05%		1.80%

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Expense Waiver and Reimbursement(3)	0.00%	0.00%
Total Annual Fund Operating Expenses After Expense Waiver and Reimbursement(3)	2.05%	1.80%

(1) During the Fund’s prior fiscal year, the Adviser recouped 0.00% and 0.00% for Investor Class shares and Institutional Class shares, respectively, in fees it had waived or expenses it had reimbursed pursuant to its expense limitation arrangement with the Fund.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(3) The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.57% and 1.82% for Institutional Class shares and Investor Class shares, respectively. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, borrowing expenses, including on securities sold short, dividend expenses on securities sold short, trading or investment expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses. These expense limitations will apply until April 30, 2022, unless they are terminated by the Fund’s Board of Trustees at an earlier time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitations in place at the time such amounts were waived or reimbursed.

WCM Alternatives: Credit Event Fund

Shareholder Fees:

(fees paid directly from your
investment)

	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)	None	None
Redemption Fee (as a percentage of amount redeemed)	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Total Other Expenses	4.44%	4.44%

- 5 -	April 14, 2021

Interest on Short Positions and on Reverse Repurchase Agreements and Borrowing Expense on Securities Sold Short	2.31%	2.31%

Remaining Other Expenses	2.13%	2.13%
Acquired Fund Fees and Expenses (1)	0.02%	0.02%
Total Annual Fund Operating Expenses Before Expense Waiver and Reimbursement	5.71%	5.46%
Fee Waiver and Reimbursement(2)	(1.49)%	(1.49)%
Total Annual Fund Operating Expenses After Expense Waiver and Reimbursement(2)	4.22%	3.97%

(1)  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(2) The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.64% and 1.89% for Institutional Class shares and Investor Class shares, respectively. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, borrowing expenses, including on securities sold short, dividend expenses on securities sold short, trading or investment expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses.  This expense limitation will apply until April 30, 2022, unless it is terminated by the Fund’s Board of Trustees at an earlier time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitation in place at the time such amounts were waived or reimbursed and the terms of any expense limitations in place at the time of recoupment.

Principal Investment Strategies

2.
Comment:  For each Fund, please revise the paragraph describing the Fund’s investments in special purpose acquisition companies or similar special purpose entities that pool funds to seek potential acquisition opportunities (collectively, “SPACs”) to briefly address the factors that the Funds’ adviser considers when deciding to make investment allocations to particular SPACs and please describe SPAC-related investment strategy and risks in greater detail. The revised risk disclosure might address, for example, potential conflicts and potential for misalignment of incentives in the structure of SPACs, as well as the potential that growth in SPAC offerings may increase competition for target companies and, as a result, contribute to a decline in deal quality.

Response:  The requested change has been made. Where applicable, the Trusts have revised the SPAC risk disclosure in the section of the Prospectus titled “Principal Risks” to include additional information about the factors the Funds’ adviser considers to note that the risks of investing in SPACs also include potential conflicts and potential for misalignment of incentives in the structure of SPACs, as well as the potential that growth in SPAC offerings

- 6 -	April 14, 2021

may increase competition for target companies and, as a result, contribute to a decline in deal quality. The Trusts have also revised in the “Special Purpose Acquisitions Companies” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks” to add the following disclosure:

In allocating investment opportunities in SPACs amongst accounts advised by the Adviser, the Adviser will seek to allocate such opportunities in a manner that is, over time, fair and equitable to all accounts. As part of its allocation decision, the Adviser may consider a number of factors including, but not limited to, the permissibility and/or appropriateness of such an investment for an account given the investment’s expected risk/return profile, the availability of the investment in sufficient volume to reasonably be expected to affect the account’s performance materially, and whether the account has sufficient liquidity to participate in the investment opportunity in an amount that could reasonably be expected to affect its performance materially.

3.
Comment:  It is the understanding of the Staff that SPACs are not a significant source of investment income in as much as they invest proceeds from initial public offerings in U.S. Treasuries, typically. Please advise supplementally or revise the statement regarding potential for income from SPAC investments.

Response: The Trusts note that the expected income from a SPAC’s investment in fixed income securities before effecting an acquisition is a function of a number of things, including the types of debt instruments selected and, importantly, prevailing interest rates. The Trusts note that disclosure included in the “Market Risk” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks” describes additional risks related to the current historically low interest rate environment.

4.
Comment:  The Staff notes that disclosure for EDF and CEF includes the following sentence: “The Fund may use some, none or all of these strategies at any one time, and there is no limit on the percentage of the Fund’s assets that may be invested in any single type of strategy or investment.” Please describe supplementally how each Fund will determine how and to what extent the Fund will employ each investment strategy. Please explain how this decision calculus is made.

Response: The Funds’ Adviser employs a “bottom-up” approach to investment decisions, meaning that investment decisions are based on the financial characteristics and the Adviser’s assessment of the risk and potential reward of each individual opportunity. The Funds’ Adviser does not allocate a Fund’s assets to various strategies by a top-down process.

- 7 -	April 14, 2021

5.
Comment:  Please provide in the correspondence filing the bracketed information pertaining to the percentage of EDF’s and CEF’s investment exposure to SPACs. Please also consider adding this sentence for TMF.

Response: The Trusts have revised this disclosure as follows (deleted langue is ~~in strikethrough~~ and newly added language is underlined):

WCM Alternatives: Event-Driven Fund:

~~As of [recent date], [  ]% of the Fund’s assets were invested in SPACs.~~ There is no limit on the portion of the Fund that may be invested in SPACs and, at times, the Fund has had as much as 40% or more of its investment exposure to SPACs and may have that amount or more invested in SPACs in the future.

WCM Alternatives: Credit Event Fund:

~~As of [recent date], [  ]% of the Fund’s assets were invested in SPACs.~~ There is no limit on the portion of the Fund that may be invested in SPACs and, at times, the Fund has had as much as half or more of its investment exposure to SPACs and may have that amount or more invested in SPACs in the future.

The Trust respectfully declines to add this sentence to TMF’s disclosure.

Principal Risks

6.
Comment:  The Staff notes that the foreign investing risk disclosure includes a statement that “[t]he foregoing risks may apply to a greater extent to investments in emerging market countries. The securities markets of emerging market countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the United States and developed countries.” Please provide related risk disclosure concerning investments in emerging markets.

Response:  The requested change has been made. Where applicable, the Trusts have revised the foreign investing risk disclosure in the section of the Prospectus titled “Principal Risks” to include additional risk disclosure concerning investments in emerging markets. The Trusts also note that additional risk disclosure concerning investments in emerging markets is included under the “Emerging Markets” sub-heading in the “Non-U.S. Investment Risk” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks.”

Portfolio Turnover

7.  Comment:  Please provide each Fund’s portfolio turnover rate in the correspondence filing.

- 8 -	April 14, 2021

   Response: During the fiscal year ended December 31, 2020, the portfolio turnover rates for  TMF, EDF and CEF were 188%, 320% and 208%, respectively.

Performance

8.   Comment:  Please provide each Fund’s bracketed performance information in the correspondence filing.

      Response: Each Fund’s performance information is included below:

The Merger Fund

Average Annual Total Returns
for the Periods Ended December 31, 2020

	1 Year	5 Years	10 Years	Since Inception (1/31/1989)
Investor Class Shares
Return Before Taxes	4.87%	4.68%	3.27%	6.06%
Return After Taxes on Distributions	3.58%	3.99%	2.52%	4.38%
Return After Taxes on Distributions and Sale of Fund Shares*	2.96%	3.41%	2.30%	4.20%
Institutional Class Shares**
Return Before Taxes	5.15%	5.00%	3.49%	6.13%
ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (reflects no deduction for fees and expenses)	0.67%	1.20%	0.64%	3.03%

* The “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than other return figures because when a capital loss occurs upon the redemption of shares of the Fund, a tax deduction is provided that may benefit the investor.
** Performance for Institutional Class shares prior to their inception (8/1/2013) is the historical performance of Investor Class shares, and has not been adjusted for the lower expenses applicable to Institutional Class shares.

- 9 -	April 14, 2021

WCM Alternatives: Event-Driven Fund

Average Annual Total Returns
for the Periods Ended December 31, 2020

	1 Year	5 Year	Since Inception (1/2/2014)
Institutional Class Shares
Return Before Taxes	6.55%	6.07%	4.55%
Return After Taxes on Distributions	5.48%	5.11%	3.58%
Return After Taxes on Distributions and Sale of Fund Shares*	4.15%	4.36%	3.16%
Investor Class Shares**
Return Before Taxes	6.30%	5.79%	4.29%
ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (reflects no deduction for fees and expenses)	0.67%	1.20%	0.87%

* The “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than other return figures because when a capital loss occurs upon the redemption of shares of the Fund, a tax deduction is provided that may benefit the investor.

** Performance for Investor Class shares for the periods prior to their inception (3/22/2017) is the historical performance of Institutional Class shares, and has been adjusted for the higher expenses applicable to Investor Class shares.

WCM Alternatives: Credit Event Fund

Average Annual Total Returns
for the Periods Ended December 31, 2020

	1 Year	3 Year	Since Inception (12/29/2017)
Institutional Class Shares
Return Before Taxes	15.89%	8.28%	8.27%
Return After Taxes on Distributions	15.13%	7.40%	7.38%
Return After Taxes on Distributions and Sale of Fund Shares*	9.48%	6.03%	6.02%
Investor Class Shares
Return Before Taxes	16.08%**	8.15%	8.13%
ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (reflects no deduction for fees and expenses)	0.67%	1.61%	1.60%

- 10 -	April 14, 2021

* The “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than other return figures because when a capital loss occurs upon the redemption of shares of the Fund, a tax deduction is provided that may benefit the investor.
** Returns differ from amounts shown in the financial highlights table included in the Fund’s annual report as the latter includes adjustments made in accordance with US GAAP. For additional information, see footnote 5 in the Fund’s financial highlights for Investor Class Shares.

Investment Adviser

8.  Comment:  Please provide in the correspondence filing the bracketed information pertaining to each Fund’s fee waiver arrangement found in the section of the Prospectus entitled “Investment Adviser.”

      Response: The disclosure in the section of the Prospectus entitled “Investment Adviser” has been updated as follows (newly added information is underlined):

“For The Merger Fund, the Adviser has contractually agreed to waive its advisory fee so that the advisory fee will be: (i) 1.00% of the first $2 billion in average daily net assets of the Fund; and (ii) 0.93% of the average daily net assets of the Fund above $2 billion. This fee waiver arrangement will apply until April 30, 2022, unless it is terminated at an earlier time by the Fund’s Board of Trustees. The Fund paid the Adviser an advisory fee of 0.98% of the Fund’s average daily net assets for the most recent fiscal year (after giving effect to the terms of the fee waiver agreement in effect during the most recent fiscal year).

For WCM Alternatives: Event-Driven Fund, the Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.57% and 1.82% for Institutional Class shares and Investor Class shares, respectively. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, borrowing expenses, including on securities sold short, dividend expenses on securities sold short, trading or investment expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses. These expense limitations will apply until April 30, 2022, unless they are terminated by the Fund’s Board of Trustees at an earlier time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitations in place at the time such amounts were waived or reimbursed and the terms of any expense limitations in place at the time of recoupment. The Fund paid the Adviser an advisory fee of 1.25% of the Fund’s average daily net assets for the most recent fiscal year (after giving effect to the expense limitation by the Adviser). Additionally, during the Fund's most recent fiscal year, the Adviser recouped 0.00% and 0.00% for Investor Class shares and Institutional Class shares, respectively, in fees it had waived or expenses it had reimbursed pursuant to its expense limitation arrangements with the Fund in place at time the fees were waived or expenses were reimbursed.

- 11 -	April 14, 2021

For WCM Alternatives: Credit Event Fund, the Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.64% and 1.89% for Institutional Class shares and Investor Class shares, respectively. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, borrowing expenses, including on securities sold short, dividend expenses on securities sold short, trading or investment expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses. This expense limitation will apply until April 30, 2022, unless it is terminated by the Fund’s Board of Trustees at an earlier time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitation in place at the time such amounts were waived or reimbursed and the terms of any expense limitations in place at the time of recoupment. The Fund paid the Adviser an advisory fee of 0.00% of the Fund’s average daily net assets for the most recent fiscal year (after giving effect to the expense limitation by the Adviser).

* * * * *

Please direct any questions concerning this letter to the undersigned at (312) 845-1381.

Very truly yours, /s/ Elizabeth Madsen Elizabeth Madsen

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